Modal Math by ASLedu

Technology Education Female Founder Minority Owned Saas

Deaf kids are years behind their peers in academics.
Let's change that.

MODALMATH.COM CHICAGO ILLINOIS



this is Maria.
Maria is Deaf.
She's falling behind in school,
but it's not her fault.



I am a teacher of the Deaf/Hard of Hearing who searched for years for a program like this. When I learned it didn't exist, I created it. I believe the reason Deaf students are falling behind is because they don't have streamlined, easy-to-use resources. If we meet their needs we can close the achievement gap and eventually the employment gap.

Nadia Iftekhar Founder and CEO at Modal Math @ Modal Math by ASLedu

Why you may want to support us...

1. Support Deaf children that need sign language to learn
2. Invest in educational technology
3. 40+ paying users within the first 6 months. 88% retention rate.
4. Support a minority owned business
5. CEO has 8 years of experience in Deaf Education
6. Estimated market size of 35 - 57.9k DHH students in the U.S. and Canada.
7. CEO has B.S. In Speech and Hearing Science, M.Ed. in Deaf Education and M.A. inElementary Education
8. Support STEM education

Why investors ❤ us



I'm investing because Nadia is one of the most coachable, resourceful, passionate, intentional and thorough people I have met. She is solving a problem that she is intimately familiar with - helping deaf/hard of hearing children learn math using American Sign Language (ASL). I have walked through her financials based on what she has done with her own money and time (part time!) and am convinced that she has de-risked the the business with the traction she has already achieved. She is businesslike and professional like no other schoolteacher I have ever met and has a penchant for perfection. She is amazing. That's just her. The business is simple, straightforward and impactful. With hundreds

... *read more*

Tony Wilkins Partner, Standing Oaks Venture Partners

LEAD INVESTOR | INVESTING $2,000 THIS ROUND

The founder

MAJOR ACCOMPLISHMENTS



Nadia Iftekhar
Founder and CEO at Modal Math
Teacher. Advocate. Entrepreneur. M.Ed. Education for the Deaf/HH M.A. Elementary Inclusive education B.S. Speech and Hearing Sciences

Downloads

- Wefunder modalmath.mp4
- Modal Math Pitchdeck 62920.pdf
- ASLEDU - Wefunder Revenue Share Calculator.xlsx

Deaf kids are not keeping up with their peers in school because there are almost no modern academic resources made for them.

So, I created a resource for them to learn math in the way they learn best… with visuals and sign language.


Modal Math
Math Practice with Sign Language, Text, Visuals and Voice
Modal Math
Accessible Math Practice for Special Learners
Start Today!
You completed Adding with Numbers and Pictures
Your score
96%

***Deaf high school graduates are reading at an average of a 4th grade level and doing math at a 5th grade level.**


Figure 1
DHH Students Generally Lag Behind Other Student Groups in Statewide Assessments
Percent Proficient[a]
70%
60
50
40
30
20
10
Reading/Writing
Math
Deaf
Hard of Hearing
All Special Education
English Learners
Low Income
All Students
a Reflects students scoring proficient or above on the California Standards Test or California Modified Assessment as a share of all test-taking students in each group. Spring 2013 results.
DHH = deaf or hard of hearing.

Bye, R. (2018). How We Can Support Deaf Students on Campus. Retrieved June 26, 2020, from https://www.presence.io/blog/how-we-can-support-deaf-students-on-campus/

As a teacher, the reason is clear.

Teachers are *overworked* and spend a huge chunk of their time adapting resources that are made for mainstream students. We often teach multiple classes at the same time, and cannot give students independent work without creating or adapting it ourselves. **Also, Deaf children are often behind in language development, so even if they can understand something conceptually, they don't have the reading skills to match it.** Naturally, this leads to poorer outcomes for students.

Poor academic performance leads to poorer employment outcomes. "According to the CDC, people who are Deaf/ hard of hearing are at high risk of unemployment or chronic underemployment at a rate of 70% or more nationally." This is a result of communication barriers, and overstretched, under-resourced schools. Oftentimes, parents can't find resources that will help their students learn and work independently at home.

As a teacher who saw the impact of this every day, I knew I had to do something.

For the first 5 years in the classroom, I spent my time looking for resources. I had a clear vision of what was needed in my head - something clean, user-friendly and accessible that helped students learn and built their confidence. Most importantly, something that would lead to better student outcomes while making life easier for teachers and parents. I couldn't find anything. '

Finally, I realized I had to be the one to make the resource I needed.


M
Sample Question
Mindy can type 90 words per minute.
How many words can she type
in 3 minutes?
Copy link

It's created quite a buzz.

In a niche like this, word spreads *fast*. **In just the first 6 months after launch, and no funds spent on marketing or sales, we've got email subscribers from 35 states and provinces in the U.S. and Canada. The website has been visited in 74 different countries!** The good reviews are pouring in. Our retention rate is great - 88% of those that subscribe stay. Those that don't stay will often email saying that they are going to pitch it to their school administrators.


Modal Math is perfect for my child. It has got the perfect feature of videos and practice quizzes for Hard of Hearing kids. My young one really enjoys doing mental math and is grasping counting concepts with ease. He just started counting and recognizing counting signs via this unique website. Now it's no longer a difficult or intricate task for parents to teach math, especially those who are searching for good learning sites for their Deaf kids.
Hina R, Mother
The questions and answers are provided with the use of all the supports for DHH: sign language, voice, visuals, and the use of text! The students are also able to access Modal Math at home with their families! Which means, with the use of the visual Sign Language video the families can learn the signs and understand the math concepts needed for our students. We are so excited to use this resource for Math!
April H, Teacher


Revenue: First 6 Months
Jan
Feb
March
April
May
June
Teacher Memberships
Organizations
Parents
Tutoring/Individual Services
$0
$1,000
$2,000
$3,000
$4,000

**Drop off in February is related to higher number of annual purchases in January, not a loss of customers.*

Watch it in action

2 months ago, this child had almost no sign language. See what he can do now.


M
Student on Modal Math
Copy link
6% complete
Search by lesson title
Blue
Brown
Orange
Measurement and Data 0/6
Money - Coin Names (American) 0/6

Meet the founder


M
Meet the founder of Modal Math
Watch later
Share

Nadia Iftekhar, Founder and CEO of Modal Math
M.A. Elementary Education
M.Ed in Education of the Deaf/Hard of Hearing
B.S. Speech and Hearing Science

It's time to grow.

The growing demand, and need to bring this product to schools soon, is making the need to scale obvious. While being a teacher is a unique advantage, it is vital to create a team of people with different expertise. Additionally, marketing to organizations and districts is an important job that requires a specialist. Bootstrapping the business until this point is something I am proud of, but now we need additional funding to get this project to the size it needs to be.

Thank you for your willingness to invest in this cause. Investors like you make it possible for Modal Math to be a high-quality, effective resource for our students.

Investor Q&A

− COLLAPSE ALL

What does your company do?

Modal Math provides math practice with sign language, text, visuals and voice to help Deaf/Hard of Hearing students access mathematics learning.

Where will your company be in 5 years?

In 5 years, we aim to be in every district in the U.S. and Canada, meeting the needs of teachers of the Deaf/Hard of Hearing, and their students. Eventually, we want to expand to other content areas such as science and language. These projections cannot be guaranteed.

Why did you choose this idea?

I am a teacher of the Deaf/Hard of Hearing who searched for years for a program like this. When I learned it didn't exist, I created it. I believe the reason Deaf students are falling behind is because they don't have streamlined, easy-to-use resources. If we meet their needs we can close the achievement gap and eventually the employment gap.

How far along are you? What's your biggest obstacle?

Modal Math launched in January 2020. With the shift toward educational technology in schools, it has attracted a lot of interest from educators. The biggest obstacle now is scaling to meet the increasing demands for a growing market.

Who competes with you? What do you understand that they don't?

There is currently no platform that includes all the modalities these students need to access learning - sign language, simplified text, voice and visual support. Other educational websites, such as IXL or STmath, that are commonly used in these programs, fall short because they do not take into account the language needs of these students, or include sign language. I believe that teachers have a unique advantage since they know the day-to-day realities of teaching and how students learn.

How will you make money?

Modal Math is a subscription model membership site. Teachers and parents can choose to pay monthly or annually. Schools and organizations pay annually.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest social risk is that more Deaf/HH kids fall behind every day they don't know about Modal Math. The biggest financial risk is not being able to raise enough capital to meet the needs of the market.

What are the reasons for deciding to target parents, teachers, and schools alike — instead of focusing on one of them?

Deaf/hard of hearing children are diverse in their needs, and so are their backgrounds. The main focus of the program is now shifting towards schools as we grow, since we would like schools to provide the resources for teachers. However, we believe that teachers and parents should have the option to purchase as well, if they'd like.

Why do subscribers cancel?

When subscribers cancel, we send a personalized email to find out why. Majority of teachers say that the reason for canceling is because they will be proposing that their school purchase the program, instead of teachers paying for it out of pocket.

Why should I invest in this company?

You should invest in this company if you believe that everyone deserves a fair chance at an education, even if they are hard of hearing. You should invest if you believe that I am committed to using technology, my demonstrated passion for serving this community. You should invest in this company if you believe that I will work tirelessly with my amazing family, mentors and investors to find a way to pay you back.

Are there enough Deaf/hard of hearing children in the United States to enable Modal Math to be successful?

Yes. We will pursue passionate teachers, parents, school districts and not for profit organizations who are doing everything to help this community. I know many of them well. Our projections to repay our investors are based on reaching only 20% of the population that can use Modal Math.

Is this a not for profit company?

Absolutely not.

What competitors are you replacing in this industry?

Pencil and paper and teachers' home made lesson plans. We believe we are replacing the status quo in the same way that Venmo replaced standing in line to get cash to pay someone back.

Couldn't Google, Facebook or some other giant company just come in and do this by putting an army of coders on a project?

Yes. We think they have bigger and better things to do than pursue this niche. Even if we wind up selling Modal Math to every teacher, parent and school district in the world, our revenues would be less than what those large companies make by noon on any given day.

How long do you think it will take to find out if the business will be successful or not?

One year. We started attracting clients, generating income, receiving testimonials and requests for more content within the first 2 months of going live...all while I was working part time. I am excited to see what a full time effort will accomplish.

How long are you prepared to stick to this business if your initial projections do not work out as well as you planned?

I think I will be in this area for the rest of my life. I started this business with my own money while working as a school teacher. I know how to stretch a dollar till it screams. I cannot see an outcome where I will not be serving this community. If the projections do not work out as planned, I may need to go back and get a job but I hate to be in debt to people so I will probably continue until I pay my investors back.

Do you think you will need to raise more money for this business?

I don't think so. However, my mentors tell me that if it becomes very successful, I may need to raise money to meet the demand.

If you do raise more money at a later time, will I be able to participate?

If I raise more money, it will likely be from accredited investors or venture capitalists.

If Modal Math becomes a unicorn, will I make more than 1.5 times my investment?

Not in this round. For my first, very intimidating step into this world, I am only comfortable paying back 1.5 times investors' capital. I am not trying for a unicorn. I am just trying to make the world a more fair place for the children in this community.

Where can I get more details about the program?

Check out our FAQ page!

https://learn.modalmath.com/pages/faq